                                                           File Number 70-8759


                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                        Post-Effective Amendment No. 7
                                      to
                                   Form U-1

               APPLICATION-DECLARATION UNDER THE PUBLIC UTILITY
                          HOLDING COMPANY ACT OF 1935

                                      By

                       CONSOLIDATED NATURAL GAS COMPANY
                                   CNG Tower
                              625 Liberty Avenue
                      Pittsburgh, Pennsylvania 15222-3199

                         CNG INTERNATIONAL CORPORATION
                        Two Fountain Square, Suite 600
                              11921 Freedom Drive
                          Reston, Virginia 20190-5608

        Consolidated Natural Gas Company, a registered holding company, is the parent of the other party

                  Names and addresses of agents for service:

                     S. E. WILLIAMS, Senior Vice President
                              and General Counsel
                       Consolidated Natural Gas Company
                                   CNG Tower
                              625 Liberty Avenue
                      Pittsburgh, Pennsylvania 15222-3199


                       N. F. CHANDLER, General Attorney
                Consolidated Natural Gas Service Company, Inc.
                                   CNG Tower
                              625 Liberty Avenue
                      Pittsburgh, Pennsylvania 15222-3199
       2                                              File Number 70-8759

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                        Post-Effective Amendment No. 7
                                      to
                                   FORM U-1

               APPLICATION-DECLARATION UNDER THE PUBLIC UTILITY
                          HOLDING COMPANY ACT OF 1935



Item 1. Description of Proposed Transaction
        ___________________________________


I. PRIOR CNG INTERNATIONAL AUTHORIZATIONS

     By order dated May 30, 1996, HCAR No. 26523, the Securities and Exchange

Commission ("Commission" or "SEC") authorized Consolidated Natural Gas Company

("CNG"), a registered holding company under the Public Utility Holding Company

Act of 1935 (the "Act"), to form CNG International Corporation ("CNG

International"), to directly or through intermediary companies acquire interests in exempt wholesale generators (EWGs") and foreign utility companies

("FUCOs") as such terms are respectively defined in Sections 32 and 33 of the

Act.  CNG was also authorized under such order to provide CNG International with certain credit support with respect to its investments.  Jurisdiction was retained over the applicant's request to invest up to $300 million(1) in

Foreign Energy Activities (including foreign gas pipelines) as defined in the application.


     By supplemental order dated October 25, 1996, HCAR No. 26595, the

Commission released jurisdiction over proposed investments of up to an

_______________

(1)  All dollar amounts are in U.S. currency unless otherwise noted.

aggregate of $75 million by CNG International in two gas pipelines in Latin

America ("South American Pipeline Projects").  Pursuit of investment in these two pipelines has been abandoned.(2)



     By supplemental order dated November 19, 1996, HCAR No. 26608, the

Commission released jurisdiction over a proposed investment of up to $75 million by CNG International in three gas pipeline projects in Australia

("Australian Pipeline Projects").  Approximately $40 million in these projects was consummated in late 1996.  As a result of such transaction, CNG

International now indirectly(3) holds a 30% ownership interest in Epic Energy

Pty Ltd, an Australian company ("Epic"), which currently owns and operates a

470 mile pipeline in Queensland, and two pipelines, 488 and 44 miles in length,

serving markets in South Australia(4).



     In the November 19, 1996 order, the Commission reserved jurisdiction,

pending completion of the record, over: (i) the investment by CNG, through CNG

International, in entities that would engage in Consulting and Support



______________

(2) Since the $75 million authorization will no longer be needed, CNG regards such amount available for release of jurisdiction for other Foreign Energy Activities in the proceeding under File No. 70-8759.

(3) CNG International owns all of the outstanding shares of CNG Cayman One Ltd. and CNG Cayman Two Ltd., which two subsidiaries own all of the outstanding stock of CNGI Australia Pty Ltd., which in turn owns 30% of the outstanding shares of Epic Energy Pty Ltd.

(4) The other shareholders in Epic are El Paso International (30%); AMP, an Australian insurance company and investment house (10%); Allgas Energy, a gas distribution utility in Brisbane, Queensland (10%); and Axiom and Hastings, both Australian investment managers (10% each).

Services(5) and Foreign Energy Activities(6) (other than the South American

Pipeline Projects and the Australian Pipeline Projects); (ii) the provision by

CNG, CNG International and its subsidiaries of credit support agreements aggregating, together with EWG/FUCO credit support, not more than $300 million with nonassociates in connection with Consulting and Support Services and

Foreign Energy Activities; (iii) the issuance to nonassociates by CNG

International and its subsidiaries of securities that are not exempt from prior

Commission review under sections 6(a) and 7 of the Act; (iv) agreements for the provision of goods and services between and among CNG International, its subsidiaries and other companies in the CNG system; (v) reporting requirements with respect to the proposed transactions, other than the investment in

Intermediate Subsidiaries, EWGs, FUCOs, the South American Pipeline Projects

and the Australian Pipeline Projects; and (vi) retention of an oil pipeline that comprises a portion of the South American Pipeline Projects.  The applicants now request removal of the reservation of jurisdiction over (i) a proposed acquisition of interests in the Alinta Corporation Pipeline in Western

Australia, (ii) a proposed acquisition of interests in the Gas Transmission

Corporation pipeline in the state of Victoria, Australia, (iii) agreements for the provision of goods and services between and among CNG International, its subsidiaries and other companies in the CNG system, and (iv) consulting and other services to non-affiliates.


________________
(5) "Consulting and Support Services" are defined as energy consulting and administrative, technical, construction, operating, maintenance, and other management services to nonassociates in connection with their foreign operations.

(6) "Foreign Energy Activities" include: (i) the sale and servicing of energy equipment; (ii) gas transmission and storage; (iii) gas exploration and production: (iv) brokering and marketing of electricity, gas and other energy commodities; and (v) services related to the foregoing.

II. ALINTA PIPELINE



     The Alinta Pipeline is located along the western part of Western Australia between Dampier (near the North West Shelf gas producing area) and Bunbury south of the state capital, Perth.  It is 1,540 km (955 miles) long and was constructed in 1983 with commissioning in January 1984.  The Alinta pipeline transports natural gas from the North West Shelf gas producing areas to the markets in the south west of the state of Western Australia.  There are a number of laterals along the length of the pipeline to supply gas to towns,

industrial complexes and individual customers.  The pipeline currently has 4 firm capacity holders consisting of Alinta Gas Trading (45%) which is the regional gas distribution company in southern Western Australia, Alcoa of

Australia (51%) which operates an alumina smelter, Western Power (2%) a state owned electricity which operates 1736 MW of gas fired generation, and various producer (2%).  The Alinta Pipeline is owned and operated by the Alinta Gas

Corporation ("Alinta"), a state owned company.



     Regulation of the gas industry in Australia is currently state based,

although a Federal regulatory regime is under development.  The objectives of the new regime, as with electricity, are to create competitive wholesale and retail markets, and to encourage new entrants.  A national gas access code,

providing for open access transportation, is under development and will likely be adopted in 1998.  It is likely that this code will be administered by the

Australian Consumer and Competition Council.  In anticipation of these changes in the Australian gas industry, the State of Western Australia is expected to sell Alinta within the next 3 months, with closing possibly as early as year-

end 1997.

     Epic proposes to participate in the bidding for the Alinta Pipeline.  CNG and CNG International seek a release of jurisdiction over an amount such that the direct or indirect investment in the Alinta pipeline together with the amount directly or indirectly invested in the Gas Transmission Corporation pipeline will not exceed in the aggregate the remaining amount of the $300 million authorized in the May 30, 1996 Commission order or approximately $260 million.  It is anticipated that the price of the Alinta pipeline will be in excess of $1.7 billion, with 70% of the cost of acquisition being financed by project non-recourse debt.  The form of investment in the Alinta pipeline may be an acquisition of the pipeline assets or acquisition of securities issued by the corporation or other legal entity created by the state of Western Australia to own the pipeline assets during the privatization process.



     Epic is participating in a proposed looping project to increase the capacity of the Alinta Pipeline to serve a new industrial customer.  An Feng

Kingstream Steel Ltd. ("Kingstream"), a joint venture formed by Kingstream

Resources NL, an Australian company, and An Feng, a Taiwanese steel company, is developing a major A$1.4 billion direct reduction iron and steel plant

("Kingstream Project") at Oakajee on the west coast of Western Australia.  The

Kingstream Project is expected to be in production by 2000, producing 2.4 million metric tons of steel slab a year. Production levels are expected to increase to about 5 million tons annually over a 15 year period.  All production will be exported to An Feng's existing rolling mills in Taiwan.

Substantial additional transportation capacity must be added to the Alinta

Pipeline in order for it to serve the needs of the Kingstream Project.



     On June 11, 1997, Epic was named by Kingstream as the successful bidder to act as shipper of its gas.  Accordingly, Epic is in the process of negotiating definitive terms towards a contract with a 15 year term (subject to extension)

to transport gas to the Kingstream Project.



     In order to perform under the contract, Epic would agree with Alinta to construct on a turnkey basis 170 tera joules(7) per day ("TJ/d") of capacity on the Alinta Pipeline, and would additionally construct a 55 kilometer pipeline to bring the gas from the Alinta Pipeline to the Project.  The total cost of construction would be in the range of $200 to $250 million.  The construction would require Epic to raise up to $70 million of new equity, of which $21 million would come from CNG International.  Upon completion of the looping expansion, operational control will be vested in the new owner of the Alinta pipeline with ownership being structured to allow Epic to achieve certain tax benefits.


     Epic would obtain from Alinta the right to the additional capacity for a period of up to 30 years to serve the Kingstream Project and other possible customers.  If for any reason Kingstream does not utilize its rights to capacity, Epic would be free to resell the capacity to other shippers.  Epic



_______________

(7) Equates to about 160 million cubic feet.

will only pay Alinta the incremental operating and maintenance costs associated with the expansion.  Epic would have the right to further expand the Pipeline capacity by an additional 170 TJ/day in the event that the Kingstream Project is expanded by 2006.



     Epic's participation in providing gas service to the Kingstream Project is likely to enhance its and/or CNG International's position in the bidding for the Alinta pipeline itself.  CNG and CNG International deem the investment with respect to the Kingstream Project to be an extension of the business in which

Epic is already authorized to engage, i.e. the transportation of natural gas in

Australia.  The investment to increase Epic's gas transportation capacity will therefore be made pursuant to Rule 52.  The acquisition of interests in the

Alinta pipeline, however, would be the acquisition of interests in, or of equity securities issued by, a business, which is deemed subject to the approval requirement of Section 9(a) of the Act.



III. THE GAS TRANSMISSION CORPORATION PIPELINE



     Gas Transmission Corporation ("GTC") is owned by the state of Victoria and owns the gas transmission network for the state.  The Victorian Government has indicated it will offering the GTC pipeline for sale by public tender in 1998.

The GTC  network consists of 998 kms (620 miles) of interconnected pipelines,

which were constructed between 1969 and 1984 with minor additions added up to

1995.  The current capacity of the main pipeline is 300 peta joules(8) per year.

______________

(8) Equates to approximately 948 million cubic feet.

     The GTC pipeline system transports natural gas from the Gippsland gas producing areas to the markets in the Melbourne and central and northern

Victoria.  The smaller Paaraatte system, also owned by GTC, supplies the southwest part of the state with natural gas from the Paaratte Basin.



     CNG International would likely participate in the GTC pipeline acquisition through Epic.  However, if the other shareholders in Epic elect not to pursue

GTC, CNG International could bid in its own right up to 100% of the asset.  CNG and CNG International seek a release of jurisdiction over an amount such that the investment in the GTC pipeline together with the amount invested in the

Alinta pipeline will not exceed in the aggregate the remaining amount of the

300 million authorized in the May 30, 1996 Commission order or approximately

$260 million.  Early indications suggest that the total price will be in excess of $1 billion.  It is estimated that the acquisition would be financed with 70%

non-recourse debt.  The form of investment in the GTC pipeline may be an acquisition of the pipeline assets or acquisition of equity securities issued by the corporation or other legal entity created by the state of Victoria to own the pipeline assets during the privatization process.



IV. REQUEST FOR AUTHORIZATION OF SERVICE AGREEMENTS



     CNG International is now actively engaged, through its investment in Epic,

in the gas transmission business in Australia.  It is also reviewing other investment proposals in Australia, such as participating in bidding on the acquisition of the Alinta Pipeline and the GTC pipeline. As its foreign business expands, CNG International perceives a need for service agreements between and among itself, its subsidiaries and other companies in the CNG system.  It, therefore, proposes the following.



     CNG International and each of its subsidiaries would be permitted to provide operations and maintenance, consulting or other services and goods to each other as are necessary or desirable for their respective operations at market prices.  Accordingly, the applicants request an exemption pursuant to section 13(b) of the Act from the requirements of rules 90 and 91 in connection with the rendering of such services; provided that no such services will be rendered to an associate company unless one or more of the following conditions is satisfied:



   (1) Such associate (including a foreign EWG or FUCO) does not derive any material part of its income, directly or indirectly from sources within the United States and which is not a public-utility company operating within the United States;



   (2) Such associate is an EWG which sells electricity at market-based rates which have been approved by the Federal Energy Regulatory Commission

      ("FERC") or the appropriate state public utility commission, provided the purchaser of such electricity is not an associate of CNG;

   (3) Such associate is an EWG that sells electricity at rates based upon cost of service, as approved by FERC or any state public utility commission,

      provided that the purchaser is not an associate of CNG.



     Neither CNG International nor any of its subsidiaries will provide services or sell goods to any associate which, in turn, provides such services or sells such goods, directly or indirectly, to any other associate not described in any of the preceding enumerated categories.  Other companies in the CNG system may provide certain services to CNG International and its subsidiaries at cost in accordance with rules 90 and 91 under the Act.



V. REQUEST FOR AUTHORIZATION OF CONSULTING SERVICES



     The applicants also request removal of the reservation of jurisdiction over the rendering of consulting, administrative, technical, construction,

operating and maintenance and other management services to non-affiliated foreign persons.  Through its operation of an office in Sydney, Australia,

opportunities have arisen for CNG International and its subsidiaries to provide consulting services to Australian firms interested in obtaining knowledge of

American ways of conducting energy business in a competitive market setting.

CNG International and its subsidiaries accordingly seek authorization to provide such types of services at market based rates.  Such services would be provided only to persons that do not derive any material part of their income, directly or indirectly from sources within the United States and which are not public-utility companies operating within the United States.



     The applicants also request that CNG International and its subsidiaries be authorized to engage in such consulting through the acquisition of interests in corporations, partnerships or other entities the activities of which would be limited to the rendering of such services.



VI. FINANCING



     CNG International will carry on the proposed activities for which authorization is requested herein through one or more special-purpose subsidiary or associate companies, partnerships, limited liability companies,

joint ventures or other entities (depending upon the legal and regulatory requirements of the particular project), including those to be formed with unrelated persons or entities for the sole purpose of consummating the proposed transactions.



     CNG International will obtain funds for its subsidiaries (which subsidiaries will obtain such funds in essentially mirror financing arrangements) to engage in the proposed transactions by (i) selling shares of its common stock, $10,000 par value per share, to CNG, (ii) open account advances as described below, or (iii) long-term loans from CNG, in any combination thereof. The open account advances and long-term loans will have the same effective terms and interest rates as related borrowings of CNG in the forms listed.



     Open account advances may be made to CNG International on a revolving basis to provide working capital and to finance the activities authorized by the Commission.  Open account advances will be made under letter agreement with

CNG International and will be repaid on or before a date not more than one year from the date of the first advance with interest at the same effective rate of interest as CNG's weighted average effective rate for commercial paper and/or revolving credit borrowings.  If no such borrowings are outstanding, the interest rate shall be predicated on the Federal Funds' effective rate of interest as quoted daily by the Federal Reserve Bank of New York.  Only outstanding amounts of open account advances will be calculated against the

$300 million cap on financing requested herein.



     CNG may make long-term loans to CNG International for the financing of its activities.  Loans to CNG International shall be evidenced by long-term non-

negotiable notes of CNG International (documented by book entry only) maturing over a period of time (not in excess of 50 years) to be determined by the officers of Consolidated, with the interest predicated on and equal to CNG's cost of funds for comparable borrowings.  In the event CNG has not had recent comparable borrowings, the rates will be tied to the Salomon Brothers indicative rate for comparable debt issuances published in Salomon Brothers

Inc. Bond Market Roundup or similar publication on the date nearest to the time of takedown.  All loans may be prepaid at any time without premium or penalty.



     CNG will obtain the funds required for CNG International either through internal cash generation or from financings at the time authorized by the SEC,

such as pursuant to the five year intrasystem financing authorization under

Holding Co. Act Release No. 26500 (March 28, 1996).


     Authority is requested for Consolidated, CNG International and its subsidiaries involved in the investments in the Alinta pipeline and the GTC pipeline to enter guarantee arrangements, obtain letters of credit, and otherwise provide credit support with respect to obligations of their respective subsidiaries to third parties as may be needed and appropriate to enable them to execute the transactions and to carry on in the ordinary course of their respective businesses. The maximum aggregate limit on all such credit support by Consolidated, CNG International and its subsidiaries with respect to the Alinta pipeline and GTC pipeline will be $300 million at any one time outstanding.  The $300 million in guarantees and other credit support is in addition to the intra-company financing requested elsewhere herein.



VII. COMPLIANCE WITH RULE 53


     The entry into services agreements as requested herein may be transactions by CNG subsidiaries other than with respect to EWGs or FUCOs.  The entering into such agreements would be consummated only if, at the time thereof, and giving effect thereto, Consolidated's "aggregate investment" determined in accordance with Rule 53(a)(1)(i) in all EWGs and FUCOs would not exceed 50% of

Consolidated's consolidated retained earnings as defined in Rule 53(a)(1)(ii).

One-half of the CNG's average consolidated retained earnings as reported for the four most recent quarterly periods on CNG's Forms 10-K and 10-Q was

$737,514,000; CNG's investment in EWGs as of June 30, 1997 is approximately

$15,015,000.  The Company as of June 30, 1997 has $3,651,000 in investments in

FUCOs.



     The books and records of Consolidated's EWGs are kept in conformity with

United States generally accepted accounting principles ("GAAP"), the financial statements are prepared according to GAAP, and Consolidated undertakes to provide the Commission access to such books and records and financial statements as it may request.  It is anticipated that a minimal number of employees of Consolidated's domestic public-utility companies will render services, directly or indirectly, to EWGs and FUCOs in the Consolidated System,

and the number of such employees shall not in any event exceed two percent of the total number of employees of such utility companies.



     Copies of this Application and all amendments thereto are being submitted to the public utility commissions of the States of Ohio, Pennsylvania, West

Virginia and Virginia, which are the only regulators having jurisdiction over the retail rates of the public-utility companies in the Consolidated System.

In addition, Consolidated will submit to each such commission a copy of any

Rule 24 certificate required hereunder, as well as a copy of Item 9 of

Consolidated's Form U5S, including Exhibits G and H thereof.


     None of the conditions described in Rule 53(b) under the Act exist with respect to Consolidated, thereby satisfying Rule 53(b) and making Rule 53(c)

inapplicable.



Item 2.  Fees, Commissions and Expenses

         ______________________________


      It is estimated that the fees, commissions and expenses ascertainable at this time to be incurred by Consolidated in connection with the subject post-

effective amendment proceeding will not exceed $25,000, including fees payable to Consolidated Natural Gas Service Company, Inc. for services on a cost basis

(including costs of regularly employed counsel).




Item 3.  Applicable Statutory Provisions
         _______________________________

      The acquisition of interests in the Alinta and GTC pipelines are subject to sections 9(a), 10, 11, 32 and rule 54, and the Gas Related Activities Act of

1990 ("GRAA").  Rule 16 would also apply in the event the ownership interest held by CNG International and its subsidiaries did not exceed 50% of the total equity interests in a project investment entity.



      In its order dated October 25, 1996, the Commission found that investments by CNG in foreign gas pipeline projects "constitute entry into the business of transportation of natural gas subject to section 2(a) of the GRAA.

HCAR No. 26595.  Thus, these acquisitions are deemed to satisfy the requirements of section 11(b)(1) of the Act.



      The other requirements of section 10 of the Act continue to apply.  CNG submits that these requirements are met for the reasons set forth in post-

effective amendment No. 3 in this proceeding.  Briefly stated, the proposed

Foreign Energy Activities requested herein are a necessary complement to the foreign utility activities authorized by the Energy Policy Act of 1992.

Strategic benefits are anticipated to stem from CNG's participation in new energy markets.  While investments in foreign pipeline projects may pose risks that do not arise in the domestic utility industry, these risks are not an absolute bar to foreign investment. Rather, as the Commission emphasized in its April 1, 1996 order, HCAR No. 26501, permitting the Southern Company to invest an amount equal to 100% of its consolidated retained earnings in exempt wholesale generators and foreign utility companies, there is a need for the registered holding company to establish procedures to identify and mitigate such risks.



      In this matter, as discussed previously, there are ample safeguards for consumer interests.  The proposed transactions will be structured so that investors and not consumers will bear the risks that may be associated with these new ventures.  As explained previously, CNG conducts a thorough review of any proposed investment, with a view toward risk management.  The international operations will be conducted with the same prudence and sound business judgment that has resulted in CNG's present status as one of the country's most financially sound energy providers.



      Accordingly, for the reasons set forth above, the applicants request that the Commission authorize the proposed pipeline investments and reserve jurisdiction over the other proposed gas transmission and storage, gas exploration and production and the marketing and brokering of energy commodities, pending completion of the record.


      The service agreement proposals herein are subject to sections 13(b) of the Act, and to rules 53, 54, 83, 87, 90, and 91 thereunder.



      The applicants are of the position that the at-cost provisions of section

13(b) of the Act should not apply to agreements for services and goods that are made between or among CNG International and its subsidiaries, all of which are engaged in business outside the United States, and between such parties and certain EWGs under restrictions as described in more detail above.  The application of section 13(b) in such circumstances would not be necessary or appropriate in the public interest or for the protection of investors or consumers.



      The Commission has granted exceptions under section 13(b) in similar circumstances to several other applicants.  These include the following.



     Northeast Utilities, et al., HCAR No. 26213 (Dec. 30, 1994)

     American Electric Power Company, Inc., et al., HCAR No. 26267 (April 5,
        1995)

     General Public Utilities Corporation, et al., HCAR No. 26307 (June 14,
        1995)

     Entergy Corporation, et al., HCAR No. 26322 (June 30, 1995)

     CINergy Corporation, et al., HCAR No. 26376 (Sept. 21, 1995)

     Allegheny Power System, Inc., HCAR No. 26401 (Oct. 27, 1995)

     Energy Initiatives, Inc., et al., HCAR No. 26419 (Nov. 28, 1995)

     The Southern Company, et al., HCAR No. 26468 (Feb. 2, 1996)

     General Public Utilities Corporation, et al., HCAR No. 26484 (March 6,
        1996)

     New England Electric System, et al., HCAR No. 26504 (April 15, 1996)

     Northeast Utilities, et al., HCAR No. 26623 ((Dec. 12, 1996)

     EUA Cogenex Corporation, et al., HCAR No. 26741 (July 15, 1997)

      The Commission in prior authorizations has allowed subsidiaries of a registered holding company to provide consulting and other services to non-

affiliated persons.  See Central and South West Corporation, et al., HCAR No.

26156 ((Nov. 3, 1994); The Southern Company, et al., HCAR No. 26212 (Dec. 30,

1994); General Public Utilities Corporation, et al., HCAR No. 26230 (Feb. 8,

1995); Entergy Corporation, et al., HCAR No. 26322 (June 30, 1995) and

Allegheny Power System, Inc., HCAR No. 26401 (Oct. 27, 1995).


      Accordingly, for the reasons set forth above, CNG requests that the SEC grant the exemption from section 13(b) for CNG International and its subsidiaries, authorize CNG International and its subsidiaries to render consulting and other services to foreign persons, and reserve jurisdiction over the remaining Foreign Energy Activities not yet authorized, pending completion of the record.





Item 4. Regulatory Approval
        ___________________


      The financing authorization sought herein is not subject to the jurisdiction of any State or Federal Commission (other than the SEC).

Item 5.  Procedure
         _________


      It is hereby requested that the Commission issue its order with respect to the transactions proposed herein on or before December 31, 1997.


      It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed with respect to the proposed transactions.  The Division of Investment Management - Office of

Public Utility Regulation may assist in the preparation of the Commission's decision.  There should be no waiting period between the issuance of the

Commission's order and the date on which it is to become effective.





Item 6.  Exhibits and Financial Statements
         _________________________________


      The following exhibits and financial statements are made a part of this statement:


      (a)  Exhibits

      F       Opinion of counsel for CNG and CNG International
              (previously filed)

      O       Draft of Notice.
              (previously filed)

Item 7.  Information as to Environmental Effects
         _______________________________________


      The proposed transactions do not involve major federal action having a significant effect on the human environment.  No federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transaction.





                                   SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.


                                  CONSOLIDATED NATURAL GAS COMPANY

                                  By  D. M. Westfall

                                      Senior Vice President
                                      and Chief Financial Officer


                                  CNG INTERNATIONAL CORPORATION

                                  By  N. F. Chandler

                                      Its attorney





Date: October 28, 1997